VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005
JOHN S. MARTEN
312-609-7753
jmarten@vedderprice.com	CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

March 12, 2009

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeff Foor

Re:	DWS Variable Series II (the “Registrant”); File Nos. 811-05002; 333-156970

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-156970) relating to the issuance of shares in connection with the proposed merger of DWS Davis Venture Value VIP, a separate series of the Registrant into DWS Large Cap Value VIP, a separate series of the Registrant.

With respect to the Registrant’s initial Registration Statement filed on January 27, 2009 the SEC staff provided comments by phone to the undersigned on February 26 and 27, 2009 and on March 10, 2009. Set forth below are the comments and the Registrant’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in Part A of the Registration Statement.

1)	Comment: With respect to the fourth question of the Questions & Answers Section (“Q&A”) “Why has this proposal been made for my Fund”, please revise the statement “DWS Investments believes that the merger will result in a combined fund with a better performance record than DWS Davis Venture Value VIP currently has...” because the “combined fund” has no performance record. Please also revise this sentence elsewhere in the N-14.

Response: The requested change has been made. The Registrant has revised the highlighted text as follows:

“DWS Investments believes that the merger will result in lower management fees and lower operational expenses through economies of scale. In addition, DWS Investments believes that the merger will benefit Contract Owners by transitioning their investment into DWS Large Cap Value VIP, a fund with more favorable performance record over recent years and that is open to broader distribution, both of which may subsequently lead to additional sales and additional economies of scale.”

Securities and Exchange Commission

March 12, 2009

2)	Comment: In the applicable sections of the N-14 that discuss the sale of DWS Davis Venture Value VIP’s portfolio holdings to meet the current implementation of DWS Large Cap Value VIP’s investment objectives, policies, restrictions and strategies, include prominent disclosure stating that transaction costs will be incurred and stating who will bear the transaction costs.

Response: The requested change has been made. Specifically, the following disclosure has been added in the Q&A, as well as elsewhere in the N-14, to clarify who will bear the transaction costs associated with the merger:

“While the investment objectives, policies, restrictions and strategies of DWS Davis Venture Value VIP and DWS Large Cap Value VIP are similar, each Fund’s current implementation of its investment objective, policies, restrictions and strategies differ. Therefore, if the merger is approved by shareholders of DWS Davis Venture Value VIP, DWS Investments expects that a significant percentage of DWS Davis Venture Value VIP’s portfolio holdings will be liquidated after shareholder approval and prior to the merger. Proceeds from the liquidation will be used to acquire securities consistent with DWS Large Cap Value VIP’s current implementation of its investment objective, policies, restrictions and strategies. The repositioning of DWS Davis Venture Value VIP’s portfolio prior to the merger will involve transaction costs, which will be borne by DWS Davis Venture Value VIP subject to an expense cap agreed to by Deutsche Investment Management Americas (“DIMA”), DWS Davis Venture Value VIP’s investment advisor. Pursuant to the expense cap, DIMA will pay any one-time merger costs, including the transaction costs associated with repositioning DWS Davis Venture Value VIP’s portfolio, to the extent those costs exceed the estimated total one-year economic benefit expected to be realized by DWS Davis Venture Value VIP through the proposed merger. See page __ of the enclosed Prospectus/Proxy Statement for more information on the costs of the merger and DIMA’s agreement to cap expenses.”

3)	Comment: In connection with comment #2 above, please include prominent disclosure that shareholders can still transfer out of DWS Davis Venture Value VIP prior to the merger.

Response: The requested change has been made. The following disclosure has been added to the Q&A section:

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March 12, 2009

“Contract Owners may continue to instruct their insurance company on how to invest proceeds relating to their Contract, including effecting sales into or out of DWS Davis Venture Value VIP. Contract Owners should contact their insurance company for further information regarding their investment.”

4)	Comment: In the disclosure regarding the sale of the Acquired Fund’s assets, note that the sales would occur after shareholder approval and prior to the merger, and would not occur because of market conditions.

Response: The requested change has been made. The Registrant has revised the disclosure in the fourth question of the Q&A “Why has this proposal been made for my Fund”, as well as elsewhere in the N-14, as follows:

“Therefore, if the merger is approved by shareholders of DWS Davis Venture Value VIP, DWS Investments expects that a significant percentage of DWS Davis Venture Value VIP’s portfolio holdings will be liquidated after shareholder approval and prior to the merger.”

DWS Investments has represented that all repositioning in connection with the merger will occur after shareholder approval and in anticipation of the closing of the merger transaction.

5)	Comment: In the sections discussing the Insurance Companies use of proportional voting, add a statement about the potential consequences of proportional voting (i.e., that relatively few voting instructions could determine the outcome of the merger).

Response: The requested change has been made. In the section entitled “Important Information for Owners of Variable Annuity or Life Insurance Contracts Invested in DWS Davis Venture Value VIP”, as well as elsewhere in the N-14, the following underlined text has been added to the existing disclosure:

“If you do not return your voting instruction form or record your voting instructions by telephone or through the Internet, your insurance company will vote your shares in the same proportion as shares for which instructions have been received. As a result, a small number of contract owners may determine the outcome of the vote.”

6)	Comment: Please include file numbers for documents incorporated by reference.

Securities and Exchange Commission

March 12, 2009

Response: The requested change has been made.

7)	Comment: In Question 4 of the Synopsis, “What are the investment goals, policies and restrictions of the Funds,” please revise the disclosure to provide more of a comparison of the similarities and differences of the Funds.

Response: The requested change has been made. The Registrant has also addressed the SEC’s comments on “total return” versus “capital growth” and DWS Large Cap Value VIP’s ability to emphasize investments in the financial services sector in this section. The revised disclosure is as follows:

“While not identical, the two Funds have similar investment objectives and techniques. Davis Venture Value seeks growth of capital. Large Cap Value seeks to achieve a high rate of total return. Total return includes both growth of capital and dividend income. Davis Venture Value seeks to achieve its objective by investing primarily in common stock of U.S. companies with market capitalizations of at least $5 billion. Large Cap Value, under normal circumstances, invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large U.S. companies that are similar in size to the companies in the Russell 1000® Value Index (as of January 31, 2009, the Russell 1000® Value Index had a median market capitalization of $2.528 billion) and that the portfolio manager believes are undervalued. Both Funds may invest in foreign securities. Each Fund can invest in stocks of any economic sector (which is comprised of two or more industries), however, at times Large Cap Value may emphasize the financial services sector or other sectors. As of December 31, 2008, Large Cap Value was not emphasizing the financial services sector, and in fact, Davis Venture Value had a larger portfolio weighting in the financial services sector (see the Portfolio Composition table on the following page).

Although it is not a principal investment strategy for either Fund, each Fund is permitted, but not required, to use various types of derivatives (contracts whose value is based on, for example, indices, currencies or securities). Derivatives may be used for hedging and for risk management or for non-hedging purposes to seek to enhance potential gain. Each Fund may use derivatives in circumstances where portfolio management believes they offer an economical means of gaining exposure to a particular asset class or to keep cash on hand to meet shareholder redemptions or other needs while maintaining exposure to the market. As a temporary defensive measure, each Fund could shift up to 100% of assets into investments such as money market securities. This measure could prevent losses, but, while engaged in a temporary defensive position, the Fund will not be

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pursuing its investment objective. However, portfolio management may choose not to use these strategies for various reasons, even in very volatile market conditions. In addition, each Fund may lend its investment securities in an amount up to 33 1/3% of its total assets to approved institutional borrowers.

Part II – Investment Strategies and Risk Factors – below contains a more detailed comparison of the Funds’ investment objectives, strategies and risks.”

8)	Comment: In the fee table and expense example for Item 5 of the Synopsis, please include a narrative statement that the fees and expenses do not reflect expenses associated with a contract owner’s separate account and if they did the fees and expenses would be higher.

Response: The requested change has been made. The Registrant has added the following disclosure to the tables noted above:

“The information shown below does not reflect charges and fees associated with the separate accounts that invest in the Funds or any Contract for which the Funds are investment options. These charges and fees will increase expenses.”

9)	Comment: In the discussions of the cap on merger expenses, clarify which expenses are included in the cap (i.e., both merger costs and transaction costs).

Response: The requested change has been made. The disclosure has been revised as follows:

DWS Investments has represented that it expects that 85% of Davis Venture Value’s portfolio holdings will be liquidated prior to the merger and the proceeds reinvested in other securities so that at the time of the merger, Davis Venture Value’s portfolio will conform more closely to Large Cap Value’s current implementation of its investment objective, policies, restrictions and strategies. DWS Investments has estimated that transaction costs in connection with the repositioning of Davis Venture Value’s portfolio will be approximately $320,000 (“Pre-Merger Transaction Costs”). Davis Venture Value will bear the Pre-Merger Transaction Costs, subject to the cap described below.

Pursuant to the Agreement, Davis Venture Value will bear all the expenses of the merger, including the Pre-Merger Transaction Costs, subject to the cap agreed to by DIMA. DIMA has agreed to bear all the expenses of the merger, including the Pre-Merger Transaction Costs, to the extent that the expenses of the merger exceed the estimated total one-year economic benefit expected to be realized by Davis Venture Value through the merger (calculated immediately prior to the merger). The estimated one-year benefit to Davis Venture Value is calculated by analyzing the difference between the estimated one-year total expenses of Davis Venture Value and the estimated one-year total expenses of the

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combined fund, in each case based on current expense ratios. The difference between these total expense figures represents the estimated cost savings to Davis Venture Value for one year as a result of the merger. As of December 31, 2008, the estimated one-year economic benefit to Davis Venture Value was $28,000 and the total estimated expenses of the merger, including the Pre-Merger Transaction Costs, were $463,000. Therefore, pursuant to the cap agreed to by DIMA, as of December 31, 2008, Davis Venture Value would bear $28,000 in merger expenses and DIMA would bear $435,000. You should note that the above dollar amounts are only estimates and the actual merger costs borne by Davis Venture Value may be higher or lower. Final estimates will be calculated immediately prior to the merger.

10)	Comment: In the Pro Forma Financial Statements, add a note at the bottom of each page referencing the Notes to the Pro Forma Financial Statements.

Response: The requested change has been made.

11)	Comment: In the Pro Forma Portfolio of Investments, please add a footnote identifying what percentage of the Acquired Fund’s portfolio will be sold prior to the merger.

Response: The requested change has been made.

12)	Comment: Mark the Pro Forma Portfolio of Investments as “Unaudited”.

Response: The requested change has been made.

13)	Comment: In the Q&A, in the question “Will I have to pay taxes as a result of the merger,” there is currently disclosure about a contract owner being taxed if he redeems or surrenders his contract. Please add disclosure which explains that there are no tax consequences to transfer into another investment option, but that if applicable, there could be fees charged by the insurance company for such transfer.

Response: The requested change has been made. The disclosure has been revised as follows:

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March 12, 2009

“The merger is expected to be a tax-free reorganization for federal income tax purposes and will not take place unless special tax counsel provides an opinion to that effect. Before or after the merger, you may instruct your insurance company to direct proceeds relating to your Contract out of DWS Davis Venture Value VIP and into other investments (such direction, a “Transfer”). A Contract Owner will not be subject to tax at the time of a Transfer. However, a Contract Owner’s insurance company may charge a fee for Transfers. If you choose to redeem or exchange your investment by surrendering your Contract or initiating a partial withdrawal before or after the merger, you may be subject to taxes and tax penalties; therefore, you may wish to consult a tax advisor before doing so.”

14)	Comment: Please describe supplementally why the proposed transaction constitutes a merger and not a liquidation given the large repositioning of the Acquired Fund.

Response: The Board has carefully considered the proposed merger and determined to recommend a merger, not a liquidation. The anticipated repositioning was analyzed as part of the merger decision.

As a technical matter, the transactions contemplated by the Agreement and Plan of Reorganization (“Agreement”) constitute a “merger” under both the Trust’s Amended and Restated Declaration of Trust (“Declaration of Trust”) and Rule 17a-8 of the Investment Company Act of 1940 (“1940 Act”).

Pursuant to Section 8.4 of the Trust’s Declaration of Trust:

The Trustees may authorize the Trust or any Series or Class thereof to merge, reorganize or consolidate with any corporation, association, trust or series thereof (including another Series or Class of the Trust) or other entity (in each case, the “Surviving Entity”) or the Trustees may sell, lease or exchange all or substantially all of the Trust Property (or all or substantially all of the Trust Property allocated or belonging to a particular Series or Class) including its good will to any Surviving Entity, upon such terms and conditions and for such consideration as authorized by the Trustees.

Similarly, Rule 17a-8 defines “merger” as “the merger, consolidation, or purchase or sale of substantially all of the assets between a registered investment company (or a series thereof) and another company.”

Securities and Exchange Commission

March 12, 2009

As to the contemplated repositioning, as disclosed in the Prospectus/Proxy Statement, DWS Investments has estimated that if the merger is approved by shareholders of DWS Davis Venture Value VIP approximately 85% of DWS Davis Venture Value VIP’s portfolio holdings would be liquidated after shareholder approval and prior to the merger and proceeds from the liquidation would be used to acquire securities consistent with DWS Large Cap Value VIP’s current implementation of its investment objective, policies, restrictions and strategies. These changes in DWS Davis Venture Value VIP’s portfolio holdings would be pursuant to Section 5.15 of the Agreement, which provides that DWS Large Cap Value VIP may identify prior to the closing any assets of DWS Davis Venture Value VIP that it does not wish to acquire because they are not consistent with DWS Large Cap Value VIP’s current implementation of its investment objective, policies, restrictions and strategies, and DWS Davis Venture Value VIP will dispose of such assets prior to the closing. In addition, DWS Large Cap Value VIP may identify prior to the closing any assets that it would like DWS Davis Venture Value VIP to purchase, consistent with DWS Large Cap Value VIP’s current implementation of its investment objective, policies, restrictions and strategies, and DWS Davis Venture Value VIP will purchase such assets prior to the closing.

15)	Comment: Please discuss supplementally how the repositioning prior to the merger is consistent with DWS Davis Venture Value VIP’s investment objective, policies and restrictions.

Response: It is not anticipated that any of the repositioning would be prohibited by DWS Davis Venture Value VIP’s investment objective, policies and restrictions.

16)	Comment: Please explain supplementally how the proposed merger qualifies as a tax-free reorganization.

Response: The merger will not result in the recognition of gain or loss by DWS Davis Venture Value VIP or by DWS Large Cap Value VIP under section 361 of the Internal Revenue Code of 1986, as amended, (the “Code”) because each of DWS Davis Venture Value VIP and DWS Large Cap Value VIP will be a party to a reorganization as defined in section 368 of the Code. Specifically, the reorganization will qualify under section 368(a) of the Code because, upon merger of DWS Davis Venture Value VIP into DWS Large Cap Value VIP, all of the assets and liabilities of DWS Davis Venture Value VIP will become assets and liabilities of DWS Large Cap Value VIP. The continuity of interest requirements under the Code will be met because all of the shareholders of DWS Davis Venture Value VIP will become shareholders of DWS Large Cap Value VIP. The continuity of business enterprise requirement will also be met. Although DWS Davis Venture Value VIP is liquidating most of its investments and will use the proceeds to reinvest in other securities prior to the merger, DWS Large Cap Value VIP will continue DWS Davis Venture Value VIP’s historic business. At least one third of DWS Davis Venture Value VIP’s current investment assets are consistent with the investment objectives, strategies, policies, risks and restrictions of DWS Large Cap Value VIP, and these types of historic investments will continue to be invested in by DWS Large Cap Value VIP. DWS Davis Venture Value VIP and DWS Large Cap Value VIP share similar investment objectives. DWS Davis Venture Value VIP’s investment objective is growth of capital and DWS Large Cap Value VIP’s investment objective is a high rate of total return. DWS Davis Venture Value VIP primarily invests in common stocks of U.S. companies and may also invest in foreign securities, debt securities, and derivatives. DWS Large Cap Value VIP also primarily invests in common stocks of U.S. companies and may also invest in foreign securities and derivatives. As a result of DWS Large Cap Value VIP’s continuing the investment objective and strategies of DWS Davis Venture Value VIP, the merger will meet the continuity of business enterprise requirement.

17)	Comment: Please discuss how the estimated one-year benefit to DWS Davis Venture Value VIP is calculated.

Response: The requested change has been made. The following disclosure has been added to explain the calculation of the estimated one-year benefit to DWS Davis Venture Value VIP:

“The estimated one-year benefit to Davis Venture Value is calculated by analyzing the difference between the estimated one-year total expenses of Davis Venture Value and the estimated one-year total expenses of the combined fund, in each case based on current expense ratios. The difference between these total expense figures represents the estimated cost savings to Davis Venture Value for one year as a result of the merger.”

18)	Comment: Please reflect all charges that are directly attributable to the merger in the capitalization table, as well as in the balance sheets. Please include transaction costs in the aforementioned financial information, as such costs would be considered sales that are directly attributable to the merger. In addition, please add disclosure in the footnotes to the capitalization table which identifies the merger costs and the one-year estimated benefit to shareholders.

Response: The requested changes have been made.

Securities and Exchange Commission

March 12, 2009

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7753.

Sincerely,

/s/ John S. Marten

John S. Marten